EXHIBIT 99.2

Rule 10b5-1 Issuer Purchase Plan

This Rule 10b5-l Purchase Plan ("Plan") is adopted by Asia Pacific Wire & Cable Corp. Ltd. ("Issuer") on December 19,2012, in order to establish a systematic program by which Oppenheimer & Co. Inc. ("Oppenheimer") will use its reasonable best efforts to purchase shares of common stock ("Stock") of the Issuer.

A.                Purchase Program

1.                  Issuer's purchase program relates to the purchase of shares of Stock as specified in Exhibit A.

2.                  The Issuer hereby appoints Oppenheimer as its agent to purchase the Stock, and Oppenheimer accepts this appointment (the "Plan"). Oppenheimer agrees that it shall effect any purchase of the Stock in accordance with the timing, price and volume restrictions in sections (b)(2)-(4) of Rule 10b- 18 ("Rule 10b- 18") under the Securities Exchange Act of 1934, as amended ("Exchange Act"). Oppenheimer and the Issuer each agree not to take, nor permit any person or entity under their respective control to take, any action which could jeopardize the availability of Rule 10b -18 for Purchaser's acquisition program. The Issuer shall use Oppenheimer as its sole broker in connection with the purchase of the Stock on any day.  Nothing shall preclude, to the extent consistent with the Issuer's effort to perfect the Safe Harbor provided by Rule 10b - 18, the purchase by Oppenheimer of the Stock for its own account, or the solicitation or execution of purchase or sale orders of the Stock for the account of Oppenheimer's clients or customers. Issuer has consulted with Issuer's own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon Oppenheimer or any person affiliated with Oppenheimer in connection with, Issuer's adoption and implementation of this Plan. In this regard, Issuer acknowledges that Oppenheimer has not provided any tax, legal accounting or investment advice to Issuer in connection with the transactions to be effected under this Plan, including whether Issuer would be entitled to any of the affirmative defenses under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

3.                  Issuer agrees to deliver $100,000 prior to commencement of purchase of stock under the Plan. Issuer acknowledges that Oppenheimer will not effect any purchase under this Plan if the funds for the purchase of shares are not provided to Oppenheimer, Issuer agrees to pay Oppenheimer the commission per share of Stock indicated on Exhibit A. Oppenheimer may deduct its commission and applicable transaction fees from Issuer's account.

4.                  The purchase prices and shares of Stock to be purchased will be adjusted in the event Issuer notifies Oppenheimer on a timely basis of a Stock split or other recapitalization affecting the Stock ("Recapitalization").

5.                  Issuer acknowledges that Oppenheimer& Co Inc may refrain from purchasing Stock during the term of this Plan due to: (a) a legal, contractual or regulatory restriction applicable to Issuer or Oppenheimer, (b) a market disruption (including without limitation a halt or suspension of trading in the Stock imposed by a court, governmental agency or self-regulatory organization) or (c) rules governing order execution priority on the Nasdaq Stock Market or the New York Stock Exchange (whichever is applicable). If any of these events ceases to be applicable during the term of this Plan ("Term") Oppenheimer will resume its purchase activity to the extent it is reasonably able to do so and still be able to provide best execution.

B.                 Issuer agrees to notify Oppenheimer's Office of General Counsel by telephone at the number set forth in Exhibit B below as soon as practicable if issuer becomes aware of the occurrence of an event that would prohibit any purchase of shares of Stock under this Plan, including but not limited to any legal, contractual or regulatory restriction (other than any such restriction relating to Issuer's possession or alleged possession of material non-public information about the Issuer or its securities). Such notice will indicate the anticipated duration of the restriction, but shall not include any other information about the nature of the restriction or its applicability to Issuer and will not in any way communicate any material nonpublic information about the Issuer or its securities to Oppenheimer. Issuer further agrees to notify Oppenheimer's Office of General Counsel by telephone at the number set forth in Exhibit B below as soon as practicable after Issuer becomes aware that such restriction is no longer applicable.

C.                 Modification and Termination

1.                  This Plan may not be modified unless: (a) Issuer provides Oppenheimer with. five (5) business days prior written notice, and (b) Issuer and Oppenheimer agree to such modification in writing. Issuer agrees that, and any such modification will contain the Issuer's representation that, as of the effective date of the modification, Issuer knows of no material non-public information regarding the Issuer or any of its securities (including the Stock).

2.                  This Plan will be deemed an effective contract and binding agreement with Oppenheimer only upon execution thereof. No Purchase Period (as defined in Exhibit A) may commence until two (2) business days after Issuer adopts this Plan, but in no event will purchases commence until Oppenheimer signs this Plan. This Plan will terminate upon the occurrence of the first of the following dates or events: (a) the date specified in Exhibit A on which all purchases under this Plan will cease, (b) any purchase effected pursuant to this Plan that violates (or in the opinion of counsel to the Issuer or Oppenheimer is likely to violate), Regulation M or any other applicable Federal or State law or regulation, (c) any purchase by or for Issuer or an affiliated purchaser that does not comply with the conditions of Rule 10b-18 under the Exchange Act ("Rule 10b-18"), (d) Issuer fails to comply with its obligations under this Plan, (e) two (2) business days after the date on which Oppenheimer receives written notice that Issuer has terminated this Plan (which may be for any reason), (f) two (2) business days after Oppenheimer notifies the Issuer in writing that Oppenheimer has terminated this Plan (which may be for any reason), (g) two (2) business days after the date on which Oppenheimer receives notice that Issuer has filed a petition for bankruptcy or the adjustment of issuer's debts, or a petition for bankruptcy has been filed against Issuer and has not been dismissed within thirty (30) calendar days of its filing, (h) two (2) business days after the date on which Issuer notifies Oppenheimer that Issuer or any other person has publicly announced a tender or exchange offer with respect to the Stock, and (i) two (2) business days after the date on which Issuer notifies Oppenheimer that Issuer has made a public announcement of a merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of Issuer as a result of which the Stock will be exchanged or converted into shares of another company. The provisions of Section D (Representations and Warranties); F (Indemnification and Limitation of Liability; No Advice); and G (Miscellaneous) shall survive any termination of this Agreement.

D.                Representations and Warranties

Issuer makes the following representations. The representation in Subsection (a) of this Section C is made on the date this Plan is adopted by the Issuer (the "Adoption Date"). The remaining representations are made on the Adoption Date and are deemed to be re-stated during the Term.

(a)                Issuer is not aware on the date it adopts this Plan of any material nonpublic information with respect to the Issuer or any of its securities (including the Stock), (b) Issuer is not subject to any legal, regulatory or contractual restriction or undertaking that would prevent Oppenheimer from conducting purchases throughout the Term in accordance with Exhibit A, (c) Issuer is entering into this Plan in good faith for the purpose of establishing a trading plan that complies with the affirmative defense conditions of clause (c) of Rule 10b5-1 under the Exchange Act ("Rule 10b5-1"), and not as part of a plan or scheme to evade the prohibitions of, Rule 10b5-1, (d) Issuer will take no action, and will cause its affiliates and any other person acting in concert with Issuer to take no action, that would cause purchases under the Plan to fail to comply with the conditions of paragraphs (b) or (c) of Rule 10b-18, (e) there is no litigation, arbitration or other proceeding pending, or to Issuer's knowledge threatened, that would prevent or interfere with purchases of Stock under this Plan, (f) Issuer has not entered into or altered a corresponding or hedging transaction or call option equivalent with respect to the Stock, and agrees not to enter into or alter any such transaction while this Plan is in effect, (g) Issuer will not (i) enter into a binding contract with respect to the purchase or sale of Stock with another broker, dealer or financial institution (each, a "Financial Institution"), (ii) instruct another Financial Institution to purchase or sell Stock or (iii) adopt a plan for trading with respect to Stock other than this Plan, and (h) Issuer does not have authority, influence or control over any purchases of Stock effected by Oppenheimer pursuant to this Plan, and will not attempt to exercise any authority, influence or control over such purchases, nor will Issuer communicate, directly or indirectly, any information relating to the Stock or the Issuer to any employee of Oppenheimer or its affiliates who is involved, directly or indirectly, in executing this Plan at any time while this Plan is in effect.

(b)               The Issuer represents and warrants that is has publicly disclosed its intentions to institute a program for the acquisition of the Stock contemplated hereby. As of each date that Oppenheimer purchases Stock hereunder, Issuer represents and warrants to Oppenheimer that; this Agreement, and the transactions contemplated herein, have been duly authorized by the Issuer; this Agreement is the valid and binding agreement of the Issuer, enforceable in accordance with its terms; performance of the transactions contemplated herein will not violate any law, rule, regulation, order, judgment, or decree applicable to the issuer or conflict with or result in a breach of or constitute a default under any agreement or instrument to which the Issuer is a party or by which it or any of its property is bound.

Oppenheimer makes the following representations, which are made on the Adoption Date and are deemed to be re-stated during the Term.

(a)        Oppenheimer represents and warrants to Issuer that this Agreement and the transactions contemplated herein, have been duly authorized by Oppenheimer; this Agreement is the valid and binding agreement of the Issuer, enforceable in accordance with its terms; performance of the transactions contemplated herein will not violate any law, rule, regulation, order, judgment, or decree applicable to Oppenheimer or conflict with or result in a breach of or constitute a default under any agreement or instrument to which Oppenheimer is a party or by which it or any of its property is bound.

E.                 Indemnification and Limitation of Liability; No Advice

1.                  Issuer agrees to indemnify and hold harmless Oppenheimer (and its directors, officers, employees and affiliates) from and against all claims, liabilities, losses, damages and expenses (including, without limitation, reasonable attorneys' fees and costs as well as any other expenses reasonably incurred in connection with defending or investigating any such claim, liability, loss, damage or expense) (collectively, "Loss") arising out of or attributable to: (a) Oppenheimer's performance of its obligations under this Plan, except for any Loss caused by the gross negligence or willful misconduct of Oppenheimer, (b) any material breach by Issuer of this Plan (including Issuer's representations and warranties), and (c) any violation by Issuer of applicable laws or regulations.

2.                  Regardless of any other term or condition of this Plan, Oppenheimer will not be liable to Issuer for: (a) special, indirect, punitive, exemplary, or consequential damages, or incidental losses or damages of any kind, including but not limited to lost profits, lost savings, loss of use of facility or equipment, regardless of whether arising from breach of contract, warranty, tort, strict liability or otherwise, and even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen, or (b) any failure to perform or for any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as "acts of God." In addition, Oppenheimer will not be liable to Issuer in the event purchases of Stock under this Plan violate the Issuer's insider· trading policies.

3.                  Issuer acknowledges and agrees that in performing Issuer's obligations under· this Plan, neither Oppenheimer nor any of its affiliates nor any of their respective officers, employees or other representatives is acting as a fiduciary (within the meaning of Section 3(21) of the Employee Retirement Income Security Act of 1974, as amended, or Section 2510.3-21 of the Regulations promulgated by the United States Department of Labor, or otherwise) with respect to Issuer or Issuer's assets.

F.                  Method of Communication

Except as otherwise specifically provided in this Plan, any communications required or permitted hereunder may be in writing or made orally, provided that any communications made orally must be confirmed in writing within one business day of such communication. Such written communications shall be directed to the parties specified in Exhibit B.

G.                Miscellaneous

1.                  This Plan will be governed by, and construed in accordance with, the laws of the State of New York, without regard to such State's conflict of laws rules.

2.                  This Plan (including all Exhibits) together with the Oppenheimer Client Agreement (the "Client Agreement"), which is hereby incorporated by reference, constitutes the entire agreement between the parties with respect to this Plan and supersedes any previous or contemporaneous agreements or understandings with respect to this Plan, whether written or oral.  In the event that the terms and conditions of this Plan conflict with the terms and conditions of the Client Agreement or any other agreement between Issuer and Oppenheimer, the terms and conditions of this Plan will govern with respect to implementation of this Plan.

3.                  This Plan and each patty's rights and obligations under this Plan may not be assigned or delegated without the written permission of the other patty and will be for the benefit of each patty's successors and permitted assigns, whether by merger, consolidation or otherwise.

4.                  Issuer and Oppenheimer acknowledge and agree that this Plan is a "securities contract," as such term is defined in Section 741(7) of Title II of the United States Code (the "Bankruptcy Code"), entitled to all of the protections given such contracts under the Bankruptcy Code.

5.                  This Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures on all counterparts were upon the same instrument.

6.                  If any provision of this Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation. All other provisions of this Plan will continue and remain in full force and effect.

7.      ARBITRATION AND LITIGATION OF DISPUTES. ARBITRATION DISCLOSURES:

This Agreement contains a predispute arbitration clause. By signing an arbitration agreement the parties agree as follows:

A. All parties to this agreement are giving up the right to sue each other in court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.

B. Arbitration awards are generally final and binding; a party's ability to have a court reverse or modify an arbitration award is very limited.

C. The ability of the parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court proceedings.

D. The arbitrators do not have to explain the reason(s) for their award.

E. The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

F.   The rules of some arbitration forums may impose time limits for bringing a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.

G. The rules of the arbitration forum in which the claim is filed, and any amendments thereto, shall be incorporated into this agreement.

BY SIGNING THIS AGREEMENT, THE ISSUER AND OPPENHEIMER AGREE THAT CONTROVERSIES ARISING UNDER OR RELATING TO THIS AGREEMENT BETWEEN THE ISSUER AND OPPENHEIMER, AND ANY OF THEIR RESPECTIVE SUCCESSORS, ASSIGNS, AND ANY OF THEIR OFFICERS, DIRECTORS, EMPLOYEES OR AGENTS, WHETHER ARISING PRIOR TO, ON, OR SUBSEQUENT TO THE DATE HEREOF, SHALL BE DETERMINED BY BINDING ARBITRATION. ANY ARBITRATION UNDER THIS AGREEMENT SHALL BE HELD ONLY AT THE FACILITIES OF, BEFORE AN ARBITRATION PANEL APPOINTED BY, AND PURSUANT TO FINRA'S CUSTOMER CODE OF ARBITRATION PROCEDURE. THE AWARD OF THE ARBITRATORS, OR OF THE MAJORITY OF THEM, SHALL BE FINAL, AND JUDGMENT UPON THE A WARD RENDERED MAY BE ENTERED IN ANY COURT, STATE OR FEDERAL, HAVING JURISDICTION.

NO PERSON SHALL BRING A PUTATIVE OR CERTIFIED CLASS ACTION TO ARBITRATION, NOR SEEK TO ENFORCE ANY PRE-DISPUTE ARBITRATION AGREEMENT AGAINST, ANY PERSON WHO HAS INITIATED IN COURT A PUTATIVE CLASS ACTION; WHO IS A MEMBER OF A PUTATIVE CLASS WHO HAS NOT OPTED OUT OF THE CLASS WITH RESPECT TO ANY CLAIMS ENCOMPASSED BY THE PUTATIVE CLASS ACTION UNTIL:

(1) THE CLASS CERTIFICATION IS DENIED;

(2) THE CLASS IS DECERTIFIED; OR

(3) THE CUSTOMER IS EXCLUDED FROM THE CLASS BY THE COURT.

SUCH FORBEARANCE TO ENFORCE AN AGREEMENT TO ARBITRATE SHALL NOT CONSTITUTE A WAIVER OF ANY RIGHTS UNDER THIS AGREEMENT EXCEPT TO THE EXTENT STATED HEREIN.

IN WITNESS WHEREOF, the undersigned have signed this Plan as of the date first written above.  This Agreement contains a predispute arbitration clause set forth on Page 6, Section 7.

ISSUER

Signature:  /s/ Yuan Chun Tang

Print Name:  Yuan Chun Tang

Title:  Chief Executive Officer

Oppenheimer & Co. Inc.

Signature:  /s/ Nina H. Dante

Print Name:  Nina H. Dante

Title:  SD

EXHIBIT A

[Exhibit A has been omitted because it has been filed with the Securities and Exchange Commission pursuant to a request for confidential treatment]

EXHIBIT B

To Rule 10b5-1 Purchase Plan

Between

Asia Pacific Wire & Cable Corp. Ltd. ("Issuer")

and

Oppenheimer & Co. Inc. ("Oppenheimer")

I.          Communications required by the Plan shall be made to the following persons in accordance with Section F of such Plan:

To Issuer: Name: Frank Tseng Address: 7th Fl., B, 132, Sec 3, Min-Sheng East Road, Taipei, 105, Taiwan, Telephone: (886) 2 2712 2558 ext. 66 Fax: (886) 2 2712 3557	Copies to: Name: Ivan Hsia Address: 7th Fl., B, 132, Sec 3, Min-Sheng East Road, Taipei, 105, Taiwan, Telephone: (886) 2 2712 2558 ext. 27 Fax: (886) 2 2712 3557

To Oppenheimer:

Name: Dennis McNamara
Executive Vice President
General Counsel
Address: 125 Broad Street, 16th Floor
New York, NY 10004

_____________________________________
 ____________________________________
Telephone: (212) 668-8000
 ____________________________________
Fax:   ________________________________

Copies to: Name: _______________________________ Address: _____________________________ ____________________________________ Telephone: ____________________________ Fax: _________________________________

This Exhibit B is an integral part of the attached Plan entered into by Issuer with Oppenheimer and is subject to the terms and conditions set forth therein.